Exhibit 99.1

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

In fiscal 2018 Brookfield Business Partners L.P. (the “partnership”) entered into the following transactions (the “Transactions”):

•                  On August 1, 2018, the partnership, together with institutional investors, completed the acquisition of Toshiba Nuclear Energy Holdings (US) Limited and Toshiba Nuclear Energy Holdings (UK) Limited (collectively “Westinghouse”) for total consideration of $3.8 billion. The acquisition was funded with $2.9 billion in long-term debt and $920 million in cash.  The partnership acquired its share which amounted to a 44% economic interest and a 100% voting interest in Westinghouse for consideration of $1.7 billion, comprised of approximately $405 million of cash and approximately $1.3 billion of long-term debt financing.

•                  On April 30, 2019, the partnership, together with its institutional partners and the Caisse de dépôt et placement du Québec completed the acquisition of 100% of the power solutions business of Johnson Controls plc (“Power Solutions”) for $13.2 billion. The acquisition was funded with approximately $10.2 billion in long-term debt and $3.0 billion in cash.  The partnership acquired its share of Power Solutions (known as Clarios following closing) which amounted to an approximate 25% economic interest for consideration comprised of $750 million of cash and approximately $2.4 billion of long term debt financing.

•                  On November 26, 2018, the partnership disposed of its equity accounted investment in Quadrant Energy for proceeds of $229 million before taxes.

These unaudited pro forma financial statements have been prepared to illustrate the effects of the Transactions. The information in the unaudited pro forma statement of operating results gives effect to these transactions as if they had occurred on January 1, 2018. The information in the unaudited pro forma statement of financial position gives effect to these transactions as if they had occurred on March 31, 2019.

All financial data in the unaudited pro forma financial statements is presented in US dollars and has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  The unaudited pro forma financial statements have been derived by the application of pro forma adjustments to the historical financial information of the partnership and the Transactions.  The historical information has been adjusted in the unaudited pro forma financial statements to give effect to pro forma adjustments that are (1) directly attributable to the Transactions, (2) factually supportable, and (3) with respect to the unaudited pro forma statement of operating results, expected to have a continuing impact on the results of the partnership.

The unaudited pro forma financial statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma financial statements provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma financial statements. The unaudited pro forma financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations of the partnership had the Transactions for which the partnership is giving pro forma effect actually occurred on the dates or for the periods indicated, nor is such unaudited pro forma financial information necessarily indicative of the results to be expected for any future period. A number of factors may affect our results.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

US$ MILLIONS March 31, 2019	Brookfield Business Partners L.P.	Power Solutions acquisition	Pro forma
Notes		(2)
Assets
Cash and cash equivalents	$1,540	$45	$1,585
Financial assets	587	—	587
Accounts and other receivable, net	4,168	1,228	5,396
Inventory, net	1,595	1,760	3,355
Assets held for sale	1,005	—	1,005
Other assets	1,178	199	1,377
Current assets	10,073	3,232	13,305
Financial assets	670	—	670
Accounts and other receivable, net	844	—	844
Other assets	473	28	501
Property, plant and equipment	7,789	2,856	10,645
Deferred income tax assets	253	—	253
Intangible assets	5,169	7,155	12,324
Equity accounted investments	537	734	1,271
Goodwill	2,164	2,291	4,455
Total assets	$27,972	$16,296	$44,268
Liabilities and equity
Liabilities
Accounts payable and other	$6,799	$1,579	$8,378
Liabilities associated with assets held for sale	781	—	781
Borrowings	1,227	8	1,235
Current liabilities	8,807	1,587	10,394
Accounts payable and other	2,720	187	2,907
Borrowings	9,128	9,869	18,997
Deferred income tax liabilities	868	1,233	2,101
Total liabilities	21,523	12,876	34,399
Equity
Limited Partners	$1,583	$371	$1,954
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,450	356	1,806
Interest of others in operating subsidiaries	3,416	2,693	6,109
Total equity	6,449	3,420	9,869
Total liabilities and equity	$27,972	$16,296	$44,268

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

US$ MILLIONS Three months ended March 31, 2019	Brookfield Business Partners L.P.	Power Solutions acquisition	Other pro-forma adjustments	Total pro-forma adjustments	Pro forma
Notes		(2)	(4)
Revenue	$9,201	$2,012	$—	$2,012	$11,213
Direct operating costs	(8,193)	(1,645)	—	(1,645)	(9,838)
General and administrative expenses	(178)	(57)	—	(57)	(235)
Depreciation and amortization expense	(311)	(160)	—	(160)	(471)
Interest income (expense), net	(184)	(200)	—	(200)	(384)
Equity accounted income (loss), net	7	13	—	13	20
Impairment expense, net	—	—	—	—	—
Gain (loss) on acquisitions/dispositions, net	(2)	—	—	—	(2)
Other income (expenses), net	(90)	—	—	—	(90)
Income (loss) before income tax	250	(37)	—	(37)	213
Income tax (expense) recovery
Current	(30)	(42)	—	(42)	(72)
Deferred	(19)	13	4	17	(2)
Net income (loss)	$201	$(66)	$4	$(62)	$139
Attributable to:
Limited Partners	$32	$(9)	$2	$(2)	$25
Non — controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	30	(8)	2	(2)	24
Special Limited Partners	—	—	—	—	—
Interests of others in operating subsidiaries	139	(49)	—	(49)	90
	$201	$(66)	$4	$(53)	$139

Basic and diluted earnings per limited partner unit (5)	$0.48				$0.38

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

US$ MILLIONS Twelve months ended December 31, 2018	Brookfield Business Partners L.P.	Westinghouse acquisition	Power Solutions acquisition	Quadrant disposition	Other pro- forma adjustments	Total pro-forma adjustments	Pro forma
Notes		(1)	(2)	(3)	(4)
Revenue	$37,168	$2,201	$9,145	$—	$—	$11,346	$48,514
Direct operating costs	(34,134)	(1,657)	(7,252)	—	—	(8,909)	(43,043)
General and administrative expenses	(643)	(262)	(438)	—	—	(700)	(1,343)
Depreciation and amortization expense	(748)	(180)	(630)	—	—	(810)	(1,558)
Interest income (expense), net	(498)	(129)	(640)	—	—	(769)	(1,267)
Equity accounted income (loss), net	10	(7)	58	(8)	—	43	53
Impairment expense, net	(218)	(38)	(6)	—	—	(44)	(262)
Gain (loss) on acquisitions/dispositions, net	500	—	—	(152)	—	(152)	348
Other income (expenses), net	(136)	(39)	(5)	—	—	(44)	(180)
Income (loss) before income tax	1,301	(111)	232	(160)	—	(39)	1,262
Income tax (expense) recovery
Current	(186)	(37)	(169)	20	—	(186)	(372)
Deferred	88	25	19	(4)	15	55	143
Net income (loss)	$1,203	$(123)	$82	$(144)	$15	$(170)	$1,033
Attributable to:
Limited Partners	$74	$(29)	$4	$(48)	$8	$(65)	$9
Non — controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	70	(27)	5	(46)	7	(61)	9
Special Limited Partners	278	—	—	—	—	—	278
Interests of others in operating subsidiaries	781	(67)	73	(50)	—	(44)	737
	$1,203	$(123)	$82	$(144)	$15	$(170)	$1,033

Basic and diluted earnings per limited partner unit (5)	$1.11						$0.15

NOTES TO THE UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS

(1)         Acquisition of Westinghouse Electric Company

On August 1, 2018, the partnership completed the acquisition of Westinghouse.  The acquisition was accounted for using the acquisition method under IFRS 3, Business combinations (“IFRS 3”) with the partnership being identified as the accounting acquirer. Acquisition related costs were $51 million in the twelve month period ended December 31, 2018.

The final purchase price allocation may vary based on final appraisals, valuations and analyses of the fair value of the acquired assets and assumed liabilities. Accordingly, the unaudited pro forma represents the effect of purchase accounting based on a preliminary valuation. The following shows the preliminary allocation of the purchase price for the Westinghouse acquisition for acquired identifiable assets, liabilities assumed and pro forma goodwill:

US$ MILLIONS
BBU consideration paid	$1,686

US$ MILLIONS
Working capital	$414
Property, plant and equipment	931
Intangible assets	2,684
Goodwill	213
Other long term assets	498
Borrowings and other non-current liabilities	(817)
Deferred income tax liability	(81)
Net assets acquired before non-controlling interest	3,842
Non-controlling interest	(2,156)
Net assets acquired	$1,686

The historical financial statements of Westinghouse are prepared in accordance with generally accepted accounting principles of the United States (“U.S. GAAP”). There are differences between U.S. GAAP and IFRS, which have been presented in the table below.  Further, the following table reflects the pro forma adjustments made to give effect to the acquisition as if it had occurred for the period beginning January 1, 2018 for the unaudited pro forma statement of operating results for the year ended December 31, 2018.

As a result of the acquisition of Westinghouse on August 1, 2018, the acquired assets and liabilities are included within in the statement of financial position as at December 31, 2018.

The unaudited pro forma statement of operating results include Westinghouse pre-acquisition results from the period January 1, 2018 to July 31, 2018.

US$ MILLIONS Seven months ended July 31, 2018	Westinghouse historical U.S. GAAP financial results	Notes	U.S. GAAP to IFRS adjustments	Notes	Pro forma adjustments	Pro forma results for Westinghouse

Revenues	$2,201		$—		$—	$2,201
Direct operating costs	(1,656)	(a)	(19)	(e)	18	(1,657)
General and administrative expenses(1)	(329)	(b)	15	(e)	52	(262)
Depreciation and amortization expenses	(113)		—	(c)	(67)	(180)
Interest expense(2)	(43)		—	(d)	(86)	(129)
Equity accounted income (loss), net	(7)		—		—	(7)
Impairment expense, net	(38)		—		—	(38)
Gain (loss) on acquisitions/dispositions, net	(208)		—	(e)	208	—
Other income (expense), net	6,131		—	(e)	(6,170)	(39)
Income (loss) before income tax	5,938		(4)		(6,045)	(111)
Income tax (expense) recovery
Current	(37)		—		—	(37)
Deferred	5		—	(f)	20	25
Net income (loss)	$5,906		$(4)		$(6,025)	$(123)

(1)             Includes research and development expenses, selling and administrative expenses and rationalizations as reported in the Westinghouse financial statements.

(2)             Includes interest expense net of interest income as reported in the Westinghouse financial statements.

(a)         Westinghouse contributes to a defined benefit plan. The accounting for retirement benefit plans differs under U.S. GAAP and IFRS and results in differences in the measurement of net benefit expense and actuarial gains and losses. Under U.S. GAAP, Westinghouse presented actuarial gains and losses in profit or loss. Under IFRS, all actuarial gains and losses are recognized in other comprehensive income and not included in profit and loss in subsequent periods. These measurement differences resulted in a $19 million increase in direct costs for the seven month period ended July 31, 2018.

(b)         The accounting for research and development costs differs under U.S GAAP and IFRS and results in differences in amounts that are permitted to be capitalized under IFRS whereas they must be expensed under U.S GAAP.  This has resulted in $15 million in research and development expenses being deducted from direct operating costs for the seven months ended July 31, 2018.

(c)          As a part of the acquisition, fair value adjustments applied to property, plant and equipment, and intangible assets resulted in a preliminary carrying value of $931 million and $2.7 billion respectively with an average useful life between 10 to 15 years.  As a result, depreciation and amortization expense for the seven month period ended July 31, 2018 has increased by $67 million.

(d)         Westinghouse received $2.9 billion in borrowings associated with the acquisition at an average interest rate of 6.9%.  An increase in interest expense associated with these new loans of $86 million has been recorded in interest expense for the seven months ended July 31, 2018.

(e)          One-time gains and losses associated with Westinghouse’s emergence from bankruptcy and reported in direct costs, general and administrative, and gains of acquisitions/dispositions, net and other income (expense) amounted to $18 million, $52 million, $208 million and $(6.2) billion, respectively have been removed from operating results for the seven month period ended July 31, 2018 as they do not have a continuing impact on operating results.

(f)           Where applicable, an effective tax rate of 26.5% has been applied to pro-forma adjustments related to the Westinghouse acquisition.

(2)         Acquisition of the Power Solutions Business of Johnson Controls plc

On April 30, 2019, the partnership completed the acquisition of Power Solutions. The acquisition was accounted for using the acquisition method under IFRS 3, Business combinations (“IFRS 3”) with the partnership being identified as the accounting acquirer. Total consideration is inclusive of acquisition related costs of $354 million, of which $nil has been capitalized net of borrowing costs, in the three month period ended March 31, 2019 (year ended December 31, 2018: $309 million). The final determination of non-controlling interests and the accounting thereof is preliminary and is dependent on the completion of certain transactions and legal agreements that will effect the acquisition and are not expected to be completed until the acquisition closes.

The total consideration transferred by the partnership to complete the acquisition of Power Solutions will be allocated to assets and liabilities based upon their estimated fair values as of the date of completion of the acquisition. The allocation is dependent upon certain agreements, valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation.  The pro forma purchase price adjustments are preliminary, subject to further adjustments as additional information becomes available and as additional analyses are performed, and have been made solely for the purpose of providing the unaudited pro forma financial information presented below.  Final valuations are being performed and increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statement of operations. There can be no assurances that the final determination will not result in material changes.

The following shows the preliminary allocation of the purchase price for the Power Solutions acquisition for acquired identifiable assets, liabilities assumed and pro forma goodwill:

US$ MILLIONS
BBU consideration paid	$3,180

US$ MILLIONS
Working capital	$1,653
Property, plant and equipment	2,856
Intangible assets	7,155
Goodwill	2,291
Other long term assets	762
Borrowings and other liabilities	(195)
Deferred income tax liability	(1,233)
Net assets acquired before non-controlling interest	13,289
Non-controlling interest	(10,109)
Net assets acquired	$3,180

The pro forma purchase price allocation for the Power Solutions business has been developed based on preliminary estimates of the fair values of the assets acquired and liabilities assumed, including estimates of the fair value of identifiable intangible assets acquired.  The fair value of accounts receivables, accounts payables, accrued compensation and benefits and certain portions of other assets and liabilities assumed was presumed by management to approximate their respective net book values.  The fair value of pension and postretirement benefits is recorded at fair value and therefore no adjustments are necessary.

Fair value of property and equipment for the Power Solutions Business is being determined; however, based on information received to date, management does not believe the fair value will be materially different from the historical carrying value. As such, the historical carrying value has been used in the preliminary purchase price allocation. This assertion remains contingent upon receiving additional information and performing procedures to calculate the fair value of property and equipment.

The historical financial statements of Power Solutions were prepared in accordance with U.S. GAAP. There are differences between U.S. GAAP and IFRS, which have been adjusted for in the table below.  Further, the following table reflects the pro forma adjustments made to give effect to the acquisition as if it had occurred for the period beginning January 1, 2018 for the unaudited pro forma statement of operating results for the year ended December 31, 2018 and for the unaudited pro forma statement of operating results for the three month period ended March 31, 2019 and as if it had occurred on March 31, 2019 for the purpose of the unaudited pro forma statement of financial position.

Power Solutions has a September 30 year end and therefore the unaudited pro forma statement of operating results is a result of combining the annual results for the twelve months ended September 30, 2018 with those of BBU.

US$ MILLIONS As at March 31, 2019	Power Solutions historical US GAAP financial results	Notes	US GAAP to IFRS adjustments	Notes	Pro forma adjustments	Pro forma results for Power Solutions
Assets
Cash and cash equivalents	$45		$—		$—	$45
Financial assets	—		—		—	—
Accounts and other receivable, net	1,228		—		—	1,228
Inventory, net	1,524		—	(d)	236	1,760
Assets held for sale	—		—			—
Other assets	287		—	(e)	(88)	199
Current assets	3,084		—		148	3,232
Financial assets	—		—		—	—
Accounts and other receivable, net	—		—		—	—
Other assets	28		—		—	28
Property, plant and equipment	2,783	(m)	73		—	2,856
Deferred income tax assets	508		—	(c)	(508)	—
Intangible assets	154		—	(k)	7,001	7,155
Equity accounted investments	476		—	(f)	258	734
Goodwill	1,081		—		1,210	2,291
Total assets	$8,114		$73		$8,109	$16,296
Liabilities and equity
Liabilities
Accounts payable and other(1)	$1,565	(m)	$25	(h)	$(11)	$1,579
Liabilities associated with assets held for sale	—		—			—
Borrowings	14		—	(g)	(6)	8
Current liabilities	1,579		25		(17)	1,587
Accounts payable and other	139	(m)	48			187
Borrowings	28		—	(g)	9,841	9,869
Deferred income tax liabilities	306		—	(c)	927	1,233
Total liabilities	$2,052		$73		$10,751	$12,876
Equity
Limited Partners	$736		$—		$(365)	$371
Non-controlling interests attributable to
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	706		—		(350)	356
Interest of others in operating subsidiaries	4,620		—		(1,927)	2,693
Total equity(2)	6,062		—	(i)	(2,642)	3,420
Total liabilities and equity	$8,114		$73		$8,109	$16,296

(1)             Includes accounts payable, accrued income and other taxes, rationalizations and other accrued liabilities as presented in Power Solutions standalone financial statements as at March 31, 2019

(2)             Includes Power Solutions equity balances with the exception of accumulated other comprehensive income as at March 31, 2019

US$ MILLIONS Twelve months ended September 30, 2018	Power Solutions historical US GAAP financial results	Notes	US GAAP to IFRS adjustments	Notes	Pro forma adjustments	Pro forma results for Power Solutions
Revenues	$8,000	(a)	$1,145		$—	$9,145
Direct operating costs	(6,080)	(a), (b)	(1,162)	(j)	(10)	(7,252)
General and administrative expenses(1)	(445)		—	(j)	7	(438)
Depreciation and amortization expenses	(242)		—	(k)	(388)	(630)
Interest expense(2)	(40)		—	(l)	(600)	(640)
Equity accounted income, net	58		—		—	58
Impairment expense, net	(6)		—		—	(6)
Gain on acquisitions/dispositions, net	—		—		—	—
Other income (expense)	(5)		—		—	(5)
Income (loss) before income tax	1,240		(17)		(991)	232
Income tax (expense) recovery
Current	(619)		—	(c)	450	(169)
Deferred	18	(c)	1		—	19
Net income	$639		$(16)		$(541)	$82

(1)             Includes research and development expenses, selling and administrative expenses and rationalizations as reported in the Power Solutions financial statements.

(2)             Includes interest expense net of interest income as reported in the Power Solutions financial statements.

US$ MILLIONS Three months ended March 31, 2019	Power Solutions historical US GAAP financial results	Notes	US GAAP to IFRS adjustments	Notes	Pro forma adjustments	Pro forma results for Power Solutions
Revenues	$2,012		$—		$—	$2,012
Direct operating costs	(1,641)	(b)	(7)	(j)	3	(1,645)
General and administrative expenses(1)	(75)		—	(j)	18	(57)
Depreciation and amortization expenses	(63)		—	(k)	(97)	(160)
Interest expense(2)	(6)		—	(l)	(194)	(200)
Equity accounted income, net	13		—		—	13
Impairment expense, net	—		—		—	—
Gain on acquisitions/dispositions, net	—		—		—	—
Other income (expense)	—		—		—	—
Income (loss) before income tax	240		(7)		(270)	(37)
Income tax (expense) recovery
Current	(42)		—		—	(42)
Deferred	13		—		—	13
Net income	$211		$(7)		$(270)	$(66)

(1)             Includes research and development expenses, selling and administrative expenses and rationalizations as reported in the Power Solutions financial statements.

(2)             Includes interest expense net of interest income as reported in the Power Solutions financial statements.

(a)         Power Solutions recognizes revenue at the point in time when control over the goods or services transfers to the customer.  The transaction price includes the total consideration expected to be received under the contract which may include both cash and noncash components. The calculation of the transaction price for contracts containing noncash consideration includes the fair value of the noncash consideration to be received as of the contract’s inception date. Certain agreements contain price arrangements that represent material rights to customers for battery core returns. Material rights are accounted for as separate performance obligations and recognized as a deferred revenue within other current liabilities in the combined statements of financial position. Material rights are recognized as revenue as the option is exercised or expires.

The impact of adopting IFRS 15, Contracts with customers (“IFRS 15”) for the twelve months ended September 30, 2018 resulted in an increase in revenue of $1,145 million and an increase in direct costs of $1,145 million.

(b)         Power Solutions contributes to a defined benefit plan. The accounting for retirement benefit plans differs under U.S. GAAP and IFRS and results in differences in the measurement of net benefit expense and actuarial gains and losses.  These measurement differences resulted in a $7 million increase in direct costs for the three month period ended March 31, 2019 (Twelve month period ended September 30, 2018: $17 million).

(c)          Net deferred tax liability reflects an increase of $927 million to adjust for the tax impact of the pro forma purchase price allocation. Upon acquisition, $508 million in deferred tax assets were written off.

Where applicable, the income tax expense for the pro forma adjustments related to Power Solutions is based on a 28% composite tax rate on the pro forma non-US earnings. The pro forma US earnings includes income attributable to flow through entities and therefore no tax expense is recorded.

(d)         Inventory reflects an increase of $236 million to the carrying value of the Power Solutions Business’ inventory to adjust it to its preliminary estimated fair value.

(e)          Other assets reflects a decrease in short-term derivatives in the amount of $88 million associated with the estimated extinguishment of these financial instruments that will not be acquired at the close of the acquisition.

(f)           Equity accounted investments reflects an increase of $258 million to the carrying value of Power Solutions equity accounted investments to adjust for fair value increments pertaining to the acquisition.

(g)          Borrowings reflects a net increase in total debt of $9.8 billion, consisting of:

i.                  an increase of $10.15 billion aggregate principal amount of long-term debt relating to the acquisition of Power Solutions with a weighted average interest rate of 6.0% and maturity dates ranging from 2026 to 2027.

ii.              a decrease of $309 million relating to the incurrence of debt issuance costs which have been  capitalized and will be recognized as non-cash interest expense periodically over the estimated life of the related long-term debt; and

iii.           $6 million of debt is expected to be repaid, all of which was classified as current liabilities as of March 31, 2019.

(h)         Adjustments to other current liabilities reflects a decrease of $11 million associated with the estimated extinguishment of derivative liabilities that will not be assumed at the close of the acquisition.

(i)             Adjustments to equity reflect a net decrease in the amount of $2.6 billion, consisting of:

i.                an increase in equity to reflect the estimated Equity Contribution in the amount of $3.0 billion;

ii.             a decrease in equity to reflect the elimination of Power Solutions Business’ historical equity of $5.8 billion;

iii.          an increase in equity to reflect the elimination of Power Solutions Business’ historical accumulated other comprehensive loss of $471 million;

iv.         a decrease in equity of $45 million relating to the portion of estimated acquisition-related, and a portion of the financing-related, transaction costs and fees, that will be expensed immediately as incurred in the future, net of the related tax benefit; and

v.            an increase of $217 million to adjust the non-controlling interests to fair value in connection with the allocation of the purchase price.

(j)            A decrease to cost of sales of $3 million for the three months ended March 31, 2019 the impact of gains and losses of derivative instruments that have been assumed to be settled as part of the acquisition (twelve months ended September 30, 2018: $10 million) . In addition, Power Solutions incurred $18 million in transaction fees which are not indicative of continuing operating expenses for the three months ended March 31, 2019 (twelve months ended September 30, 2018: $7 million).

(k)         As a part of the acquisition, fair value adjustments applied to technology and customer relationships resulted in an increase to the carrying of intangible assets of $7.0 billion with an average useful life of 10-15 years.  If the acquisition had occurred at the beginning of the period, the depreciation expense for the three month period ending March 31, 2018 would have increased by $97 million (twelve months ended September 30, 2018: $388 million). The preliminary amortization expense was calculated on a straight-line basis over the respective estimated weighted-average lives of all intangible assets.

(l)             Adjustments to interest expense for the three months ended March 31, 2019 reflect a net increase in the amount of $194 million (twelve months ended September 30, 2018: $600 million), as a result of an increase to interest expense, based on an assumed weighted-average interest rate of approximately 6.0% incurred as a result of the acquisition of Power Solutions, and non-cash amortization of $309 million in capitalized borrowing costs and commitment fees to be paid on certain credit facilities at a weighted average rate of approximately 45 basis points per annum; which was offset in part by an immaterial decrease in historical interest expense due to the repayment of debt and impact of gains and losses of derivative instruments that have been assumed to be settled as part of the acquisition.

(m)     Upon adoption of IFRS 16, Leases (“IFRS 16”), Power Solutions recognized a Right of use (“ROU”) asset of $73 million and corresponding ROU lease liability of $73 million (current: $25 million, noncurrent: $48 million) for the three months ending March 31, 2019.

(3)         Quadrant Disposition

On November 26, 2018, the partnership disposed of its equity accounted investment in Quadrant Energy (“Quadrant”) for proceeds of $229 million. Equity accounted earnings related to Quadrant for the twelve months ended December 31, 2018 of $8 million and the related gain on disposition of $152 million have been removed for the pro forma financial statements.

(4)         Other pro forma adjustments

The tax impacts of the reorganization after giving effect to certain elements of the Transactions as though they occurred on January 1, 2019 is a decrease in deferred tax expense of $4 million for the three month period ended March 31, 2019 (year ended December 31, 2018: $15 million).

(5)         Pro forma earnings per unit

The unaudited pro forma weighted average number of basic units and basic earnings per unit for the three months ended March 31, 2019 and the twelve months ended December 31, 2018 are based on a weighted average number of outstanding units of 66 million limited partnership units and 4 general partner units. The unaudited pro forma weighted average number of diluted units and diluted earnings per unit for three months ended March 31, 2019 and the twelve months ended December 31, 2018 give effect to the conversion of 63 million redemption-exchange units, which are convertible on a one to one basis for limited partnership units, by treating all units/shares as if they had been converted to limited partnership units in all periods presented.